BlueNRGY Group Limited

Level 11

32 Martin Place

Sydney NSW 2000

Australia

July 10, 2015

Via EDGAR

Brian Cascio, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: BlueNRGY Group Limited

Form 20-F for the Fiscal Year Ended June 30, 2014

Filed June 1, 2015

File No. 001-36136

Dear Mr. Cascio:

We are in receipt of your comment letter dated June 25, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 20-F for the Fiscal Year Ended June 30, 2014

Item 16 F. Changes in the Registrant’s Certifying Accountant, page 117

1.	Tell us where you have filed the letter from your former auditor required by Item 16F(a)(3) of Form 20-F.

RESPONSE: We have been unable to file the letter from PricewaterhouseCoopers (“PwC”), our former auditor, as required by Item 16F(a)(3) of Form 20-F, because PWC has not provided this letter. On November 25, 2014, prior to filing our Report of Foreign Private Issuer on Form 6-K filed on December 2 (the “December 6-K”), we furnished PwC with a copy of our draft disclosure regarding their resignation and requested a letter addressed to the Commission stating whether PwC agreed with our statements regarding their resignation. PwC did not provide such a letter. Rather, they sent an email correspondence with comments regarding our draft disclosure. We revised our draft disclosure in response to those comments. We did not have any further correspondence with PwC with regard to the December 6-K and, to date, they have not provided us with a letter addressed to the Commission stating whether it agreed with our statements regarding their resignation.

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Item 18. Financial Statements, page 119

2.	We see disclosure in the notes to your financial statements and elsewhere that your financial statements are presented in accordance with IFRS as adopted by the IASB. However, the audit report from your independent accountants states that the financial statements are presented in accordance with Australian Accounting Standards as issued by the Australian Accounting Standards Board. Please have your auditor revise their report to state that the financial statements are presented in accordance with IFRS as adopted by the IASB or advise us. Further, please note that the exemption from the requirement to present reconciliation to U.S. GAAP in the notes to financial statements requires disclosure in both the notes to financial statements and the audit report that the financial statements are presented in accordance with IFRS as adopted by the IASB. Refer to Release No. 33-8879: Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards without Reconciliation to U.S. GAAP.

RESPONSE: Our current auditor, HLB Mann Judd, has revised their audit report to state that our financial statements are presented in accordance with IFRS as issued by the IASB. They have also revised their audit report to correct a typo – the audit report now says the word “audits” instead of the word “audit” in the sentence “Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.”

In addition, we have revised the cover page to check off the basis of accounting we used to prepare the financial statements included in this filing as IFRS as issued by the IASB and not Australian Accounting Standards.

In addition, we have also revised the following statements to replace the references to the Australian Accounting Standards with references to IFRS as issued by the IASB: (i) one risk factor in Item 3D; and (ii) a statement in Item 8A.

Finally, we have made conforming changes to Notes 2(a), 2(c), 2(d), 2(f), 2(p), 2(x), and 3(a) to our audited financial statements.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BlueNRGY Group Limited

By:	/s/ William Morro
Name:	William Morro
Title:	Managing Director

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